Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

C P Rocketry Inc.
1400 Adams St
Hoboken, NJ 07030
hudsonspace.systems/

Up to $3,499,999.70 in Class B Non-Voting Common Stock at $1.15
Minimum Target Amount: $9,999.25

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: C P Rocketry Inc.
Address: 1400 Adams St, Hoboken, NJ 07030
State of Incorporation: DE
Date Incorporated: August 20, 2019

Terms:

Equity

Offering Minimum: $9,999.25 | 8,695 shares of Class B Non-Voting Common Stock
Offering Maximum: $3,499,999.70 | 3,043,478 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $1.15
Minimum Investment Amount (per investor): $249.73

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Company Perks</u> *

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Perk 1: $500

Limited Edition Hudson Space Systems Tee

Our talented graphics team is whipping up a special design, just for StartEngine investors!

Perk 2: $5,000

Go to Space!

Well.... technically. Your name will be emblazoned on one of our first-generation launch vehicles, and if all goes well your name will travel to space!

Perk 1

Perk 3: $10,000

5% Bonus Shares

Hudson Space Hoodie

The startup hoodie is a rare commodity. So far, these ultra-soft zip-ups have only been bestowed upon our core team. Don one and join us!

Perk 1 & Perk 2

Perk 4: $20,000

10% Bonus Shares

Loop Quantum Model

Hold a piece of our history in your hand! Each model of our orbital manufacturing platform is hand-made by the team. The model is supported by a section of aerospace-grade stainless steel, recycled from our first launch vehicle prototype.

Perk 1, Perk 2, & Perk 3

Perk 5: $50,000

Launch Invite

15% Bonus Shares

Join the team for a launch! Live and in-person, it's an unforgettable experience. This is your chance to join the team and be a part of our core mission, sending science to space!

Perk 1, Perk 2, Perk 3, & Perk 4

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Hudson Space Systems will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $1.15 / share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $115. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

C P Rocketry Inc. d/b/a Hudson Space Systems (the "Company") was incorporated on August 20, 2019, in the State of Delaware and is headquartered in Hoboken, New Jersey. The Company is pre-revenue and intends to provide researchers the capability to perform research in a microgravity setting through its suborbital flights. Hudson Space Systems provides a full-stack microgravity research and manufacturing solution. Frequent launches, bespoke payload integration, end-to-end logistics, reasonable pricing... We do it all! We call it Microgravity-as-a-Service™.

Currently, launching a payload to space involves contracting with a multitude of companies: flight brokers, implementation partners, launch service providers, and more. Hudson Space Systems is democratizing microgravity research and manufacturing by making this traditionally complex and expensive process as simple as booking a flight online. We've vertically integrated each step of the process, allowing us to reduce costs and provide an expedited timeline.

IP Portfolio: All officers, employees, and founders of the company have signed Confidential Information & Invention Assignment Agreements (CIIAAs) which assign all intellectual property generated in due course of R&D and/or business development to the Company. In addition, the Company has a patent pending for a Unibody Liquid Propellant Rocket Engine. The USPTO has recorded the submission.

Let our reusable launch vehicles carry your science to new heights!

Competitors and Industry

Before launching a research or manufacturing payload, customers must engage with several providers, including launch services, logistics, and implementation. Several companies provide launch services with limited payload implementation services, on both suborbital (e.g., UP Areo, Exos Aerospace, Virgin Galactic, and NASA SRP) and orbital trajectories (e.g., Astra, Rocket Lab, and Orbex). They are reliant on other companies (e.g., Space Pharma, BioServe, and Nano Racks) to provide necessary implementation services. There are even companies like Spaceflight that solely offer mission planning and management services.

We believe our primary business competitive advantage is our unique full-stack approach, so anyone offering services to microgravity researchers may become a competitor in the markets we target. However, we can out-compete by providing unique value to customers, with rapid re-launch for iterative research, custom flight profiles, and tailored integration services at incredibly competitive rates. This is due to our primary technical competitive advantage: Unique launch vehicle design. Full reusability, composite pressure vessels, our exclusive propulsion cycle, and our patent-pending engine technology combine to provide unparalleled value and performance.

Current Stage and Roadmap

We are primarily focused on developing the components of our stack which possess the most significant development time. The Company has developed a prototype launch vehicle, ground systems, and additively manufactured engine.

We are currently testing engine components; if these tests go as expected, we plan to test the full engine system in January 2022. Following this, the Company will perform iterative development on the launch vehicle and payload housings, targeting an initial commercial launch of our technology demonstrator vehicle in mid-to-late 2022. This *Standard Model* vehicle will allow the company to begin generating revenue while perfecting our launch cadence and learning that what changes to apply to the next generation of vehicles.

At the same time, we will be developing our *Supersymmetry* launch vehicle and the *Loop Quantum* orbiter. Initial launches of *Supersymmetry* are planned for late 2023, with plans for the first *Loop Quantum* orbiter mission in late 2024.

In tandem with our R&D schedule, we are also currently researching and directly marketing to prospective customers. After our fundraising Seed Round is concluded, we will bring on dedicated staff to drive marketing and customer acquisition efforts. In addition, we've partnered with Space Commerce Matters to develop a B2B customer pipeline. Marketing and customer acquisition will steadily be ramped up to prepare for initial *Supersymmetry* launches.

The Team

Officers and Directors

Name: Nathan Tahbaz

Nathan Tahbaz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: August 20, 2019 - Present
  Responsibilities: Management, legal, investor relations, long-term planning, design, fabrication. Compensation: $0/year.

- **Position:** President
  Dates of Service: August 20, 2019 - Present
  Responsibilities: Preside over board meetings, represent the best interests of the

company, board, and investors. Compensation: $0/year.

- **Position:** Secretary
  Dates of Service: August 20, 2019 - Present
  Responsibilities: The Secretary shall attend all meetings of the stockholders and the Board and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice in conformity with these bylaws of all meetings of the stockholders and of all meetings of the Board and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in these bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board shall designate from time to time. The President may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board, the President or the Chief Executive Officer shall designate from time to time.

Other business experience in the past three years:

- **Employer:** Stevens Institute of Technology
  Title: Head Teaching Assistant - E-322 Engineering Design IV (Lab)
  Dates of Service: September 01, 2018 - May 24, 2019
  Responsibilities: Management and oversight of all lab sections including, but not limited to, setting up and updating the Canvas LMS, assisting students with coursework, assisting professors with course material development, developing new laboratory exercises, updating content to meet ABET requirements, and hosting technical training seminars.

Other business experience in the past three years:

- **Employer:** C P Rocketry LLC
  Title: Team Lead
  Dates of Service: December 06, 2018 - August 20, 2019
  Responsibilities: Systems design, team and project management, legal communications, sponsor communication, and purchasing. Oversaw all high-level decisions of coordinated with sub-assembly groups. Lead fundraising efforts.

Name: Dakota Van Deursen

Dakota Van Deursen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: August 20, 2019 - Present
  Responsibilities: Accounting, budgeting, purchasing, cap table management, business development. Compensation: $3,500/month. (Combined with compensation as Treasurer.)

- **Position:** Treasurer/Board Member
  Dates of Service: May 20, 2020 - Present
  Responsibilities: Financial oversight and responsibility for the companies accounts and cash-flow. Compensation: $3,500/month. (Combined with compensation as CFO.)

- **Position:** Assistant Secretary
  Dates of Service: August 10, 2021 - Present
  Responsibilities: The President may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board, the President or the Chief Executive Officer shall designate from time to time.

Other business experience in the past three years:

- **Employer:** Stevens Institute of Technology Student Government Association
  Title: Vice President of Student Interests
  Dates of Service: January 01, 2018 - January 01, 2019
  Responsibilities: Oversaw programming, finances, and executive boards for 117 constituent student organizations. Organized 2 semi-annual leadership conferences for student organization leaders. Drafted comprehensive changes to Senate Bylaws, Finance Policy, and New Organization Process. Represented student organizations, interests, concerns, and leaders in meetings with university administrators and staff. Chaired the 12-person Committee on Student Interests composed of peer leaders.

Other business experience in the past three years:

- **Employer:** The Stute
  Title: Contributing Editor
  Dates of Service: October 15, 2018 - December 18, 2019
  Responsibilities: Semi-final copy editing for The Stute newspaper. Also authored periodic articles.

Other business experience in the past three years:

- **Employer:** Stevens Institute of Technology

Title: Lead System Administrator - Department of Mechanical Engineering
Dates of Service: May 20, 2016 - December 18, 2019
Responsibilities: Diagnosis and repair of student, faculty, lab, and administrator machines and networking devices for the largest on-campus department. Led a new department resiliency plan following a university-wide cyber attack. Overhauled file-sharing system from Google Suite to MS Office with new SharePoint web capability. Defended budgets and technological concerns in meeting with administrators.

Other business experience in the past three years:

- **Employer:** Stevens Institute of Technology
  Title: Teaching Assistant - ME 423 Engineering Senior Design VII
  Dates of Service: August 22, 2019 - December 18, 2019
  Responsibilities: Coordinated logistics and AV systems for 18 monthly design presentations. Served on a panel of judges alongside professors and doctoral candidates.

Other business experience in the past three years:

- **Employer:** Stevens Institute of Technology
  Title: Teaching Assistant - CHE 332 Separation Operations
  Dates of Service: August 31, 2019 - December 18, 2019
  Responsibilities: Assisted students with course work and professors with course material and logistics. Judged student project presentations on membrane analysis and engineering design alongside doctoral candidates. Hosted extracurricular office hours to expand upon topics taught in class and recap course material.

Other business experience in the past three years:

- **Employer:** Stevens Institute of Technology
  Title: Head TA - E 120 Engineering Graphics
  Dates of Service: August 01, 2019 - December 18, 2019
  Responsibilities: Oversaw teaching assistants for ~20 course sections. Hosted office hours to provide continuing education for students struggling with course work, and to develop new grading matrices. Connected students to, diagnosed problems with, and communicated instructions about a cloud-based Virtual Learning Environment to reduce license server traffic. Represented all TAs in meetings with the head professor.

Other business experience in the past three years:

- **Employer:** a store named STUFF, LC

Title: Point-of-Sale Database Auditor
Dates of Service: July 01, 2020 - August 20, 2020
Responsibilities: Navigated and queried proprietary POS software written in Microsoft Access. Located and removed over 5,000 duplicate fields. Standardized the customer, vendor, and product databases in preparation for a transition from MS Access to Shopify.

Other business experience in the past three years:

- **Employer:** Kansas City Board of Election Commissioners
  Title: Voter Assistance Specialist
  Dates of Service: August 04, 2020 - April 06, 2021
  Responsibilities: Investigated voter registration complications and disputes using the MCVR database. Provided specialty voter registration affadavit and provisional ballot services in compliance with Missouri state election law. Printed, sorted, spooled, and securely transported confidential ballot and ballot counts from polling locations to Election Board.

Other business experience in the past three years:

- **Employer:** a store named STUFF, LC
  Title: Online Store Guru
  Dates of Service: October 15, 2020 - Present
  Responsibilities: Oversaw POS and online store transition to Shopify from MS Access and BigCommerce, respectively. Develop and implement a Shopify onboarding process for a wide range of retail goods.

Other business experience in the past three years:

- **Employer:** C P Rocketry LLC
  Title: Propulsion and Materials Specialist
  Dates of Service: December 06, 2018 - August 20, 2019
  Responsibilities: Designed, cleaned (for oxygen use), and assembled a liquid bi-propellant combustion system for a rocket capable of attaining the Karman Line. Modeled the pressure and instrumentation diagram of the same. Researched and developed appropriate HIP / heat treatment processed for DMLS Inconel 718 engine components. Coordinated with the Team Lead to acquire funding. Coordinated logistics for shipping, transportation, and personnel for tests, meetings, and builds. Authored weekly blog updates and co-managed social media presence.

Name: Monica Traupmann

Monica Traupmann's current primary role is with General Engineer - US Army Futures

Command CCDC Armaments Center. Monica Traupmann currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: August 20, 2019 - Present
  Responsibilities: Oversee short and long-term operations, engineering design, propulsion development. Compensation: $0/year.

- **Position:** Board Member
  Dates of Service: August 20, 2019 - Present
  Responsibilities: Represent the best interests of the company, board, and investors. Compensation: $0/year.

Other business experience in the past three years:

- **Employer:** NASA MSFC
  Title: Propulsion Technology Intern
  Dates of Service: August 15, 2019 - December 20, 2019
  Responsibilities: Support the research and development of green propellants and engines for satellite propulsion

Other business experience in the past three years:

- **Employer:** C P Rocketry LLC
  Title: Propulsion Engineer and Safety Coordinator
  Dates of Service: December 06, 2018 - August 20, 2019
  Responsibilities: Designed, cleaned (for oxygen use), and assembled a liquid bipropellant combustion system for a rocket capable of achieving the Karman Line. Researched propulsion systems and combustion materials to provide a use-case specific combination. Coordinated with Team Lead to acquire funding. Developed and oversaw safety procedures and precautions for testing and machining.

Name: William Skwirut

William Skwirut's current primary role is with Aerospace Valve Design Engineer - Valcor Engineering Corporation. William Skwirut currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: August 20, 2019 - Present
  Responsibilities: Engineering design, fabrication, management, and strategic

planning. Compensation: $0/year.

Other business experience in the past three years:

- **Employer:** C P Rocketry LLC
  Title: Aerodynamic Design and Machining Specialist
  Dates of Service: December 06, 2018 - August 20, 2019
  Responsibilities: Designed, cleaned (for oxygen use), and assembled a liquid bipropellant combustion system for a rocket capable of attaining the Karman Line. Coordinated with Team Lead to acquire funding. Conducted structural stability and altitude simulations using several CAD softwares based on vehicle characteristics, and iterated based on findings.

Name: Benjamin Iofel

Benjamin Iofel's current primary role is with Software Engineer II - Flow Commerce Inc. Benjamin Iofel currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CIO
  Dates of Service: August 20, 2019 - Present
  Responsibilities: Lead avionics development, infrastructure development, technical oversight, customer outreach. Compensation: $0/year.

Other business experience in the past three years:

- **Employer:** C P Rocketry LLC
  Title: Computer Hardware and Software Specialist
  Dates of Service: December 06, 2018 - August 20, 2019
  Responsibilities: Co-developed a proprietary computer hardware system, and integrated it with other rocket systems. Developed a proprietary software system for onboard computer and ground systems. Designed and built ground systems routing and sensor system.

Other business experience in the past three years:

- **Employer:** Flow Commerce, Inc.
  Title: Software Engineering Intern
  Dates of Service: May 22, 2017 - May 22, 2019
  Responsibilities: Assissted in the development of software and infrastructure for cross-border commerce.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The pricing is not based on any conventional pricing criteria such as the liquidation value of the securities or a multiple of net earnings per share. We have not obtained any third-party valuations of the Company or the securities.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the space industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
At any point in our growth, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease/reduce our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of capital could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. If the Company issues securities, which it may do in its sole discretion, the new classes of securities may be senior to these securities.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements (FLI) regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been

reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants of one type of service, providing a platform for microgravity research and manufacturing. Our revenues are therefore dependent upon the market for microgravity research and manufacturing.

We may never have an operational product or service
It is possible that there may never be an operational microgravity research and manufacturing platform, or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our microgravity research and manufacturing platform. Delays or cost overruns in the development of our microgravity research and manufacturing platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The common stock that an investor is buying has no voting rights attached to them. This means that you will have no right in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good

business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
C P Rocketry Inc. (DBA Hudson Space Systems) was formed on August 20th, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. C P Rocketry Inc. (DBA Hudson Space Systems) has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay

any dividends to its shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our microgravity research and manufacturing platform is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in

the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FAA (Federal Aviation Administration), FCC (Federal Communication Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

Working Capital
The Company intends to use the proceeds from the offering for unspecified working capital. This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to the application and allocation of the net proceeds of this offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause investors to lose all or a portion of their investment.

Competitive Lanscape
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and

commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Return on Investment
There is no assurance that investors will realize a return on their investment or that they will not lose their entire investment. For this reason, each investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Merger, Aquistion, Sale
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the Company's securities for resale by investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, investors could be unable to sell their securities unless an exemption from registration is available.

Regulation CF Exemption
No governmental agency has reviewed or passed upon this offering, the Company or any securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

Current Majority Ownership
A majority of the Company is owned by a small number of owners. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Deadline Extension
The Company may extend the offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the minimum amount even after the offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached without the Company receiving the minimum amount, at which time it will be returned to you without interest or deduction, or the Company receives the minimum amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the securities will be issued and distributed to you.

Equity Offering
The securities will be equity interests in the Company and will not constitute indebtedness. The securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the securities.

Unforeseen Risks
In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective investor is encouraged to carefully analyze the risks and merits of an investment in the securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

General Investment Risk
THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Nathan A. Tahbaz	1,800,000	Common Stock	16.37
Monica K. Traupmann	1,800,000	Common Stock	16.37
William F. Skwirut	1,800,000	Common Stock	16.37
Dakota P. Van Deursen	1,800,000	Common Stock	16.37
Benjamin A. Iofel	1,800,000	Common Stock	16.37

The Company's Securities

The Company has authorized Common Stock, SAFE, Crowd Note, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,043,478 of Class B Non-Voting Common Stock.

Common Stock

The amount of security authorized is 12,000,000 with a total of 10,990,463 outstanding.

Voting Rights

A holder of common stock receives one vote per share. The amount of voting shares you hold determines how much you constitute towards quorum of a stockholder's meeting. All voting parties can vote on voting measures at stockholder's meetings.

Material Rights

The total number of shares outstanding on a fully diluted basis, 10,990,463 shares, includes 9,930,463 shares of Common Stock, 200,000 shares of Restricted Stock Awards and 860,000 issued options.

SAFE

The security will convert into Perferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $100,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: None

Conversion Trigger: Equity financing, liquidity event, dissolution or termination of the SAFE

Material Rights

Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph), or (ii) automatically receive from the Company a number of shares of Common Stock equal to (1) the Purchase Amount divided by (2) the fair market value of the Common Stock at the time of the Liquidity Event (determined by reference to the purchase price payable in connection with such Liquidity Event) (the "Liquidity Price"), if the Investor fails to select the cash option. In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to (1) the remaining unpaid Purchase Amount divided by (2) the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to (1) the remaining unpaid Purchase Amount divided by (2) the Liquidity Price.

Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof and will be pari passu with payments for other Safes and/or Preferred Stock. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 2(c).

Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to

Section 2(a) or Section 2(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 2(b)(i) or Section 2(c).

“MFN” Amendment Provision. If the Company issues any Subsequent Convertible Securities prior to termination of this instrument, the Company will promptly provide the Investor with written notice thereof, together with a copy of all documentation relating to such Subsequent Convertible Securities and, upon written request of the Investor, any additional information related to such Subsequent Convertible Securities as may be reasonably requested by the Investor. In the event the Investor determines that the terms of the Subsequent Convertible Securities are preferable to the terms of this instrument, the Investor will notify the Company in writing. Promptly after receipt of such written notice from the Investor, the Company agrees to amend and restate this instrument to be identical to the instrument(s) evidencing the Subsequent Convertible Securities

Crowd Note

The security will convert into Preferred stock and the terms of the Crowd Note are outlined below:

Amount outstanding: $172,800.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $3,800,000.00
Conversion Trigger: Qualified Equity Financing, Corporate Transaction

Material Rights

Qualified Equity Financing. Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following: (i) If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company’s election or (B) a Corporate Transaction; (ii) If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

Corporate Transaction. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction. (i) If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either: (A) Converting this Crowd Note into that number of Conversion Shares equal to the quotient obtained by dividing the Purchase Price by the Conversion Price; or (B) Obtaining the Corporate Transaction Payment. (ii) If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

Class B Non-Voting Common Stock

The amount of security authorized is 6,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company, or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $172,800.00
  Use of proceeds: Market research, customer outreach, overhead, research & development.
  Date: June 07, 2021
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $900.00
  Number of Securities Sold: 9,000,000
  Use of proceeds: Common stock purchase agreements for founding members at incorporation.
  Date: August 20, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $150,000.00
  Number of Securities Sold: 930,463
  Use of proceeds: Research and development, testing, series, operations, marketing/media.
  Date: June 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Restricted Stock Award
  Final amount sold: $2,000.00
  Use of proceeds: Advisor stock award, per agreement.
  Date: November 12, 2020
  Offering exemption relied upon: Rule 701

- **Type of security sold:** SAFE
  Final amount sold: $100,000.00
  Use of proceeds: Operating costs, r&d costs.
  Date: March 18, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Management's Plans: The Company's strategic plan for 2021 and beyond continues to focus on the democratization of research and manufacturing in microgravity. The Company will undertake various research and development tasks related to the design, prototype, development, and construction of a series of space launch vehicles. The Company believes that raising capital in the planned Seed Round will allow it to effectively execute the planned research and development timeline, onboard more engineering staff, relocate to a more favorable geographical location, and continue operations for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in one financial institution with balances that periodically exceed federally insured limits.

Property and Equipment: Property and equipment and leasehold improvements are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is three to five years. Leasehold improvements are depreciated using the straight-line method over the lesser of their useful life or lease term, which is one and a half years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Intangible Asset: During 2020, the Company capitalized $3,717 in connection with its patents. Costs of patents are amortized on a straight-line basis over a 20 year period. Accumulated amortization and amortization expense were $186 as of and for the year ended December 31, 2020. The Company evaluates the potential for impairment of its patent on an annual basis to determine if the fair value has been reduced below its carrying value. No impairment was recorded in 2020.

Advertising Costs: The Company expenses advertising costs as incurred. Advertising expense was $2,731 for 2020.

Income Taxes: Deferred income taxes are provided on temporary differences between the financial statements and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Stock-Based Compensation: The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value based method and recognized as an expense in the statements of operations. Stock-based compensation is recognized and amortized to compensation expense over the applicable service or vesting period.

New Accounting Pronouncements: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2021, and will require entities to use a modified retrospective approach to the earliest period presented.

Subsequent Events: Management has evaluated subsequent events through August 31, 2021, the date the financial statements were available for issuance, and has determined there are no subsequent events to be reported in the accompanying financial statements other than disclosed below.

In June 2021, the Company raised $150,000 through the issuance of 930,463 shares of common stock and $172,800 through the issuance of SAFEs. The Company also repaid its advance from a stockholder of the Company in April 2021 (see Note 3 of Financial Statements).

2. Property and Equipment:

Property and equipment consisted of the following at December 31, 2020:

Computer equipment 3,997 $

Computer software 11,410

Leasehold improvements 2,533

Furniture and fixtures 3,133

21,073

Less - accumulated depreciation 5,186

$ 15,887

Depreciation expense was $5,186 for 2020.

3. Advance – Related Party:

During 2020, a stockholder of the Company advanced $500 to the Company for working capital obligations. The advance bears no interest and repayment was due in December 2022. The full balance of the advance was outstanding on December 31, 2020. The advance was repaid by the Company in April 2021.

4. Stockholders' Equity:

Pursuant to the Company's amended articles of incorporation, the Company is authorized to issue 10,700,000 shares of common stock at $0.0001 par value per share. The Company issued 200,000 shares of common stock as a restricted stock award in 2020 (see Note 5) and 9,000,000 shares of common stock during 2019.

5. Stock Option Plan:

The Company has granted options to certain employees and non-employees pursuant to the terms of its Equity Incentive Plan. Under the amended Equity Incentive Plan dated November 12, 2020, the maximum number of shares available to be granted was 1,700,000 and the term of the plan is ten years. As of December 31, 2020 and 2019, there were 1,060,000 and 450,000 options and restricted stock awards granted, respectively. As of December 31, 2020 and 2019, there were 640,000 and 1,250,000 options and restricted stock awards available for future issuance, respectively. Options vest over a four-year period with a 25% one-year cliff-vesting clause. The restricted stock award shares vest ratably over a twenty four month period. The Company determined the value of the options granted to be immaterial to the financial statements. The Company determined the fair value of the services provided in exchange for the 200,000 restricted stock awards to be $2,000 which is recorded as stock compensation expense included in operating expenses in the accompanying statements of operations.

6. SAFE – Future Equity Obligation:

During 2020, the Company entered into a Simple Agreement for Future Equity ("SAFE") for a total amount of $100,000. The SAFE does not bear interest. The SAFE will convert upon any of the following events: equity financing, liquidity event, dissolution, or termination of the SAFE which will occur if any of the previous events take place or the SAFE is settled by the Company in stock or payment of amounts due as defined in the agreement. At December 31, 2020, the SAFE agreement was not converted into equity, nor has it been terminated or expired based on the terms of the agreement.

7. Lease:

The Company leases its office space through a non-cancelable operating lease agreement that expires in September 2021. The lease calls for monthly rent payments of $4,500 and a security deposit of $9,000. Rent expense was $40,500 for 2020. Rent expense for 2021 is expected to be $40,500.

8. Income Taxes:

The Company has federal and state net operating loss carryforwards of approximately $61,000 on December 31, 2020, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

9. Grant Income:

In 2020, the Company received a grant totaling $5,000 from the Small Business Administration's Economic Injury Disaster Relief fund and $5,000 from the New Jersey Economic Development Authority's Emergency Assistance Grant program. These grants were recognized into income upon receipt and are included as grant income in the accompanying statements of operations.

Historical results and cash flows:

The companies historical results and cash flows are not explicitly representative of what investors should expect in the future. The bulk of our current expenses are R&D at the moment, and founders are not compensated. As we grow, so will R&D expenses, but so will HR and operation expenses. Previous cash was generated via the execution of SAFE agreements, grants, and the sale of equity. The company will continue to pursue equity and grant financing.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 30 2021, the Company has capital resources available in the form of (1) a revolving line of credit with American Express with a flexible monthly spending limit and (2) $205,025.37 cash on hand in various accounts at JPMorgan Chase & Co.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to the Company's operations. These funds are required to prevent stagnation. All current resources have been allocated to mission critical planned expenses, and a lack of further funding will severly hinder the ability to perform a combination of the following: (1) run payroll (2) pursue R&D development and testing (3) support software subscriptions (4) and afford rent/utilities.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Should this campaign reach the round goal, >95% of the Company's funds will be made up of funds raised through the crowdfunding campaign. While the success of the campaign will not determine the ultimate fate of the company, a successful campaign will rapidly accelerate our growth and give the company the best chance possible at hitting our KPIs.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 2 months. This projection is based on current monthly burn rate figures required to maintain core operating expenses. These are Building Rental ($4,600/mo) and Utilities (~$500/mo), with additional monthly software subscriptions (~$250/mo). This runway would shorten dramatically if certain Capital Expenses and Manufacturing costs were prioritized.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 1.5 years. This is equivalent to the projected time remaining in our R&D and growth phase and will prepare us for initial production. This projection is based on the current monthly burn rate, plus additional costs associated with scaling up to full operating capacity. Not only would Operating (Rental, Utilities, and Subscriptions) costs sustain, we would also: (1) increase Company employment costs to full capacity (from one founder at half salary to four founders and one employee at full salary); (2) pursue a full R&D schedule (including several components and tests critical to our initial offering); and (3) begin marketing our services and offerings.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including non-dilutive government grants and successive Series A and B equity financing rounds. The Company is not conducting any concurrent offerings outside of previously executed SAFE agreements.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $12,639,032.45

Valuation Details:

As Hudson Space Systems is still pre-revenue, EBITDA and DCF models are not effective in determining the present valuation. Therefore, Hudson Space Systems has performed a precedent transactions analysis for this evaluation.

Several peer companies were identified, and their round size/pre-money valuations were recorded. From this data, we interpolated a reasonable valuation based on (1) market segment alignment; (2) current company size; and (3) round size. Market segment information was deduced after reading each company's mission statement. Round information (company size and round size) was gathered from PitchBook. Orbex's Series B round was considered an outlier as it garnered a large investment and marked their departure from the "start-up" category.

The observed trend based on precedent transaction data implies that Pre-Money Valuations are approximately 4 times greater than the round size. The three deals provided in the $3M - $4.5M range, in order of increasing Deal Size, correspond to the seed rounds for Benchmark Space Systems, Agile Space Industries, and Launcher. The most similar of these to Hudson Space Systems, per the evaluation method, is Launcher. Their pre-money valuation falls below the trendline for this dataset.

A strict adherence to the trendline would place Hudson Space Systems' $3.5M round goal at a $13.5M pre-money valuation. Acknowledging inefficiencies associated with the precedent analysis method, we are discounting our pre-money valuation determination by ~10% to articulate a more reasonable, supportable basis.

With the evolution of investments in the space economy, recent positive media coverage, and success in our testing pathway, Hudson Space Systems is confident that our pre-money valuation is more aligned with the overall trend. Our pre-money valuation of $12.6M encapsulates the value of our team, IP portfolio, tangible and intangible assets, unique business model, and market base. It is a confident statement of our upward trajectory, while still remaining below the economy average of 4x Round Size with our closest peers.

The Company set its valuation internally without a formal-third party independent evaluation.

The total number of shares outstanding on a fully diluted basis, 10,990,463 shares, includes 9,930,463 shares of Common Stock, 200,000 shares of Restricted Stock Awards and 860,000 issued options.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $100,000 in Safe Notes and $172,800 in Crowd Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.25 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  39.0%
  Research and development funds are allocated to the ongoing projects that make up the core of Hudson Space Systems' business. Such projects include, but are not limited to: vehicle development, infrastructure development, engine testing, and launches.

- *Operations*
  34.0%
  Core operating costs include, but are not limited to: rent, utilities, engineering software, legal fees, select accrued wages, co-founder reimbursement.

- *Capital Assets*
  13.0%
  Assets critical to the operation of the company, wherein the expense of the assent exceeds that of a normal operating cost. Planned capital asset acquisitions include, but are not limited to: additive manufacturing equipment, subtractive manufacturing equipment, computer hardware.

- *Manufacturing*
  10.5%
  Costs associated with the production of hardware components or the application of a manufacturing service by a 3rd party. Such components include, but are not limited to: CNC machined components, additively manufactured components, heat treatment, and electrical discharge machining.

If we raise the over allotment amount of $3,499,999.70, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  This cost will be distrubited between media/content creation and advertisement cost. Expected costs include, but are not limited to: social media advertising, video production, graphic design, promotional merchandise production, web development, conference attendance.

- *Research & Development*
  42.0%
  Research and development funds are allocated to the ongoing projects that make

up the core of Hudson Space Systems' business. Such projects include, but are not limited to: vehicle development, infrastructure development, engine testing, and launches.

- *Operations*
  4.0%
  Core operating costs include, but are not limited to: rent, utilities, engineering software, legal fees, select accrued wages, co-founder reimbursement.

- *Company Employment*
  23.0%
  Attracting a robust talent pool of employees, in addition to fairly compensating the existing management team, is key to our success. Our employment allocation was calculated based on the companies expected growth plan and industry average salary figures.

- *Manufacturing*
  8.5%
  Costs associated with the production of hardware components or the application of a manufacturing service by a 3rd party. Such components include, but are not limited to: CNC machined components, additively manufactured components, heat treatment, and electrical discharge machining.

- *Capital Assets*
  9.0%
  Assets critical to the operation of the company, wherein the expense of the assent exceeds that of a normal operating cost. Planned capital asset acquisitions include, but are not limited to: additive manufacturing equipment, subtractive manufacturing equipment, computer hardware.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at hudsonspace.systems/ (http://hudsonspace.systems/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/hudson-space-systems

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR C P Rocketry Inc.

[See attached]

CP Rocketry, Inc.
D/B/A Hudson Space Systems

Financial Statements

December 31, 2020 and 2019

Keiter
Your Opportunity Advisors

4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

CP ROCKETRY, INC.
D/B/A HUDSON SPACE SYSTEMS

Table of Contents

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
CP Rocketry, Inc.
D/B/A Hudson Space Systems
Hoboken, New Jersey

We have audited the accompanying financial statements of CP Rocketry, Inc. d/b/a Hudson Space Systems (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2020 and for the period from August 20, 2019 (inception) to December 31, 2019 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CP Rocketry, Inc. d/b/a Hudson Space Systems as of December 31, 2020 and 2019, and the results of their operations and cash flows for the year ended December 31, 2020 and for the period from August 20, 2019 (inception) to December 31, 2019 in accordance with accounting principles generally accepted in the United States.

Keiter

August 31, 2021
Glen Allen, Virginia

CP ROCKETRY, INC.
D/B/A HUDSON SPACE SYSTEMS

Balance Sheets
December 31, 2020 and 2019

Assets	2020	2019
Current assets:		
Cash	$ 8,507	$ -
Prepaid rent	4,500	-
Deposit	9,000	-
Total current assets	22,007	-
Property and equipment - net	15,887	-
Intangible asset - net	3,531	-
Total assets	$ 41,425	$ -
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 1,872	$ -
Advance - related party	500	-
Total liabilities	2,372	-
Stockholders' equity:		
Common stock $0.0001 par value; 10,700,000 shares authorized; 9,200,000 shares issued and outstanding as of December 31, 2020 and 9,000,000 shares issued and outstanding as of December 31, 2019	920	900
Additional paid-in capital	1,980	-
Stock issuance receivable	(540)	(900)
SAFE - future equity obligation	100,000	-
Accumulated deficit	(63,307)	-
Total stockholders' equity	39,053	-
Total liabilities and stockholders' equity	$ 41,425	$ -

See accompanying notes to financial statements.

CP ROCKETRY, INC.
D/B/A HUDSON SPACE SYSTEMS

Statements of Operations
Year Ended December 31, 2020 and for the period
from August 20, 2019 (inception) to December 31, 2019

	2020	2019
Revenue	$ -	$ -
Operating expenses	73,307	-
Operating loss	(73,307)	-
Other income:		
Grant income	10,000	-
Total other income	10,000	-
Net loss	$ (63,307)	$ -

See accompanying notes to financial statements.

CP ROCKETRY, INC.
D/B/A HUDSON SPACE SYSTEMS

Statements of Changes in Stockholders' Equity
Year Ended December 31, 2020 and for the period
from August 20, 2019 (inception) to December 31, 2019

	Common Stock	Stock Issuance Receivable	Additional Paid-in Capital	SAFE - Future Equity Obligation	Accumulated Deficit	Total
Balance, August 20, 2019	$ -	$ -	$ -	$ -	$ -	$ -
Issuance of common stock	900	(900)	-	-	-	-
Balance, December 31, 2019	900	(900)	-	-	-	-
Issuance of restricted stock award	20	-	1,980	-	-	2,000
Issuance of SAFE	-	-	-	100,000	-	100,000
Capital contributions	-	360	-	-	-	360
Net loss	-	-	-	-	(63,307)	(63,307)
Balance, December 31, 2020	$ 920	$ (540)	$ 1,980	$ 100,000	$ (63,307)	$ 39,053

See accompanying notes to financial statements.

CP ROCKETRY, INC.
D/B/A HUDSON SPACE SYSTEMS

Statements of Cash Flows
Year Ended December 31, 2020 and for the period
from August 20, 2019 (inception) to December 31, 2019

	2020	2019
Cash flows from operating activities:		
Net loss	$ (63,307)	$ -
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation	5,186	-
Amortization	186	-
Stock compensation	2,000	-
Change in operating assets and liabilities:		
Prepaid rent	(4,500)	-
Deposit	(9,000)	-
Accounts payable	1,872	-
Net cash used in operating activities	(67,563)	-
Cash flows from investing activities:		
Purchases of property and equipment	(21,073)	-
Payments for patent	(3,717)	-
Net cash used in investing activities	(24,790)	-
Cash flows from financing activities:		
Proceeds from advance - related party	500	-
Proceeds from issuance of SAFE - future equity obligation	100,000	-
Proceeds from capital contributions	360	-
Net cash provided by financing activities	100,860	-
Net change in cash	8,507	-
Cash, beginning of period	-	-
Cash, end of period	$ 8,507	$ -

See accompanying notes to financial statements.

1. Summary of Significant Accounting Policies:

Nature of Business: CP Rocketry, Inc. d/b/a Hudson Space Systems (the "Company") was incorporated on August 20, 2019 in the State of Delaware and is headquartered in Hoboken, New Jersey. The Company intends to provide researchers the capability to perform research in a microgravity setting through its suborbital flights.

Management's Plans: The Company's strategic plan for 2021 and beyond continues to focus on the democratization of research and manufacturing in microgravity. The Company will undertake various research and development tasks related to the design, prototype, development, and construction of a series of space launch vehicles. The Company believes that raising capital in the planned Seed Round will allow it to effectively execute the planned research and development timeline, onboard more engineering staff, relocate to a more favorable geographical location, and continue operations for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in one financial institution with balances that periodically exceed federally insured limits.

Property and Equipment: Property and equipment and leasehold improvements are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is three to five years. Leasehold improvements are depreciated using the straight-line method over the lesser of their useful life or lease term, which is one and a half years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Intangible Asset: During 2020, the Company capitalized $3,717 in connection with its patent. Costs of patents are amortized on a straight-line basis over a 20 year period. Accumulated amortization and amortization expense were $186 as of and for the year ended December 31, 2020. The Company evaluates the potential for impairment of its patent on an annual basis to determine if the fair value has been reduced below its carrying value. No impairment was recorded in 2020.

1. **Summary of Significant Accounting Policies, Continued:**

Advertising Costs: The Company expenses advertising costs as incurred. Advertising expense was $2,731 for 2020.

Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Stock-Based Compensation: The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value based method and recognized as expense in the statements of operations. Stock-based compensation is recognized and amortized to compensation expense over the applicable service or vesting period.

New Accounting Pronouncements: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2021, and will require entities to use a modified retrospective approach to the earliest period presented.

1. Summary of Significant Accounting Policies, Continued:

Subsequent Events: Management has evaluated subsequent events through August 31, 2021, the date the financial statements were available for issuance, and has determined there are no subsequent events to be reported in the accompanying financial statements other than disclosed below.

In June 2021, the Company raised $150,000 through the issuance of 930,463 shares of common stock and $172,800 through the issuance of SAFEs. The Company also repaid its advance from a stockholder of the Company in April 2021 (see Note 3).

2. Property and Equipment:

Property and equipment consisted of the following at December 31, 2020:

Computer equipment	$	3,997
Computer software		11,410
Leasehold improvements		2,533
Furniture and fixtures		3,133
		21,073
Less - accumulated depreciation		5,186
	$	15,887

Depreciation expense was $5,186 for 2020.

3. Advance – Related Party:

During 2020, a stockholder of the Company advanced $500 to the Company for working capital obligations. The advance bears no interest and repayment was due in December 2022. The full balance of the advance was outstanding at December 31, 2020. The advance was repaid by the Company in April 2021.

4. Stockholders' Equity:

Pursuant to the Company's amended articles of incorporation, the Company is authorized to issue 10,700,000 shares of common stock at $0.0001 par value per share. The Company issued 200,000 shares of common stock as a restricted stock award in 2020 (see Note 5) and 9,000,000 shares of common stock during 2019.

5. Stock Option Plan:

The Company has granted options to certain employees and non-employees pursuant to the terms of its Equity Incentive Plan. Under the amended Equity Incentive Plan dated November 12, 2020, the maximum number of shares available to be granted was 1,700,000 and the term of the plan is ten years. As of December 31, 2020 and 2019, there were 1,060,000 and 450,000 options and restricted stock awards granted, respectively. As of December 31, 2020 and 2019, there were 640,000 and 1,250,000 options and restricted stock awards available for future issuance, respectively. Options vest over a four year period with a 25% one year cliff-vesting clause. The restricted stock award shares vest ratably over a twenty four month period. The Company determined the value of the options granted to be immaterial to the financial statements. The Company determined the fair value of the services provided in exchange for the 200,000 restricted stock awards to be $2,000 which is recorded as stock compensation expense included in operating expenses in the accompanying statements of operations.

6. SAFE – Future Equity Obligation:

During 2020, the Company entered into a Simple Agreement for Future Equity ("SAFE") for a total amount of $100,000. The SAFE does not bear interest. The SAFE will convert upon any of the following events: equity financing, liquidity event, dissolution, or termination of the SAFE which will occur if any of the previous events take place or the SAFE is settled by the Company in stock or payment of amounts due as defined in the agreement. At December 31, 2020, the SAFE agreement was not converted into equity, nor has it been terminated or expired based on the terms of the agreement.

7. Lease:

The Company leases its office space through a non-cancelable operating lease agreement that expires in September 2021. The lease calls for monthly rent payments of $4,500 and a security deposit of $9,000. Rent expense was $40,500 for 2020. Rent expense for 2021 is expected to be $40,500.

8. Income Taxes:

The Company has federal and state net operating loss carry forwards of approximately $61,000 at December 31, 2020, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

9. Grant Income:

During 2020, the Company received a grant totaling $5,000 from the Small Business Administration's Economic Injury Disaster Relief fund and $5,000 from the New Jersey Economic Development Authority's Emergency Assistance Grant program. These grants were recognized into income upon receipt and are included as grant income in the accompanying statements of operations.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Hudson Space Systems

Research in the Final Frontier, for everyone.


HUDSON
SPACE SYSTEMS

Website | Hoboken, NJ | TECHNOLOGY

$0.00 raised
$172,800 previously crowdfunded

0 Investors	**$12.6M** Valuation
$1.15 Price per Share	**$249.73** Min. Investment
Common Shares Offered	**Equity** Offering Type
$3.5M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Hudson Space Systems is the first-ever full-stack Microgravity as a Service™ (MaaS™) research and manufacturing solution. We're launching accessible, affordable, and customized microgravity flights to advance the future of science, business, and technology. The Company is pre-revenue and is currently in the R&D stage of testing prototypes.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Demand Is Increasing - Space is a rapidly growing market, with hundreds of companies looking for innovative services and resources every year. Hudson Space Systems is building a critical piece of infrastructure for that market.
- Our Team Means Business - The stellar team behind our initiative is made up of rocket scientists, and astrophiles alike, with a track record of committed customers, partners, investors, prototypes, and successful tests.
- Innovation in the Fast Lane - Multinational corporations have already learned that researching in microgravity accelerates their time to market and fuels innovation. This growth applies to many engineered materials that make big-tech level impacts down here on earth, from semiconductors and fiber optics to drug development and cell cultures. We will be the easiest way for researchers and companies to pursue this advantage.

OVERVIEW

First MaaS™ in Flight

The goal of our service is to bring ease and convenience to the realm of microgravity research by offering low-cost flights, streamlined payload integration, and reusable launch vehicles: Microgravity as a Service™ (MaaS™). Innovation is being unlocked every day in space by pharmaceutical companies, physicists, biologists, and manufacturers - to name a few. We aim to provide customers with a fresh alternative option for microgravity usage, offering them a platform to manufacture products based on their microgravity research.

THE MARKET

Go for Launch

There are a number of rapidly expanding markets in the realm of space research and production, and these markets are growing at a rate of 16% annually with an anticipated market value of $739 billion by the year 2030.

With MaaS™, we plan to make it easy for all terrestrial markets to access microgravity, which increases our total addressable market. Other players in the industry have established themselves (ie: SpaceX, RocketLab) but lack our secret weapon - **an E2E full-stack vertically integrated operation**. Our closest competitors don't provide all the pieces of the puzzle you need to research in space, but Hudson Space Systems aims to - it's what will set us apart from the rest.

Hudson Space Systems has successfully raised $440,000 in our pre-seed round. We are currently using this capital to further develop our prototype vehicle, refine our engine tech, develop our payload system, build infrastructure, and advance outreach.

We currently have six letters of intent (reserving 130% of our first customer-carrying launch), 7 letters of support from major institutions and companies, and three major strategic partners: SLM Solutions, Infinite Composite Technologies, and Space Commerce Matters.



> “HUDSON SPACE SYSTEMS HAS SUCCESSFULLY RAISED **$440 THOUSAND** IN OUR PRE-SEED ROUND”



THE PROBLEM

It's Complicated

In recent years, only major scientific and technological institutions have been able to conduct limited microgravity research because of the following factors that restrict competition:

Inconvenience - The average amount of time it takes to launch a payload is 1.5 years. Supply hasn't been able to keep up with recent demand, further lengthening wait times.

High Cost - Microgravity flights are expensive, especially for customers only interested in Light Launches (small-lift vehicle vs medium-lift or heavy-lift vehicles). *

Complicated Process - Customers have to go through multiple providers and complete extensive rounds of regulatory paperwork to secure their flight.

Too Constricted - Current providers (like the International Space Station National Lab) can't keep up with changing tech and have over-constrained resources available, at best.


CURRENT RESTRICTIONS
INCONVENIENCE
HIGH COST
COMPLICATED PROCESS
TOO CONSTRICTED

*Light Launches refers to small-lift launch vehicles, capable of launching less tonnage to low-Earth orbit (LEO) than medium-lift and heavy-lift launch vehicles. Some Heavy Launch providers also require a minimum mass to launch, which some customers just can't build or don't need.

Sources: Yumpu, TechCrunch, Relativity Space, NASA, WCCF Tech, CSIS

THE SOLUTION

Microgravity as a Service™

Hudson Space Systems is a one-stop-shop for microgravity access. We're turning a process traditionally filled with complexities into something as simple as booking a flight. Benefits of our system include but are not limited to:

- **Schedule:** No more waitlist; our fleet is ready when you are
- **Payload Integration:** Fly our mission-specific and customizable capsules
- **Launch:** Custom flight profiles to fit your needs (both short and orbital options)
- **Learn/Make:** Quick recovery and turn-around for optimal experimentation
- **Iterate:** Customer-focused and reusable fleets make iteration fast and affordable

In addition to a simplified procedure, our MaaS™ vertically integrated system will save our customers money and time with:

- **All-Encompassing UX:** Schedule your launch, communicate with the team, view your flight profile and more
- **Reusable Launch Systems:** Simple system with rapid re-launch abilities
- **Better Hosted Payloads:** Pre-built modules with configurable flight options
- **Custom Integration:** We handle the engineering

Hudson Space Systems is pre-revenue and on track for our first launch. We profit when we sell space onboard our launch vehicles to scientists and manufacturers.

Our current anticipated price structure is as follows:

- **$9,500 per kilogram** of payload ($/kg) for our **low-capacity, low-range suborbital offering**
- **$12,000/kg** on our **high-altitude suborbital model**
- **$25,000+/kg** for the **VLEO (very low earth orbit) flyer**

Revenue will help fund launch pad services, fuel, personnel, and vehicle refurbishment fees. Additional profit will be set aside to support other areas of business operations. As launch frequency increases, we expect our gross margin to rise from 10% to 70%.




REUSABLE LAUNCH SYSTEMS
ALL-ENCOMPASSING UX
CUSTOM INTEGRATION
BETTER HOSTED PAYLOADS


AS LAUNCH FREQUENCY INCREASES, WE EXPECT OUR GROSS MARGIN TO RISE FROM 10% TO 70%.

WHY INVEST

All Systems Go

Microgravity as a Service™ will accelerate innovation beyond what is available on Earth by bringing ease and affordability to microgravity research and manufacturing.

We believe we have a first-mover advantage in this space and envision a fleet of vehicles providing MaaS™ at scale, as well as a suite of services that makes access meaningful.

Our upcoming milestones correlate directly to our fleet of vehicles, with developments on deck such as advancing our payload bays, increasing the reusability of our vehicles, and offering customers their choice of launch location.

Join us in a new type of space race by investing in Hudson Space Systems and the future of science and technology!


MICROGRAVITY AS A SERVICE™ WILL ACCELERATE INNOVATION BEYOND WHAT IS AVAILABLE ON EARTH







THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

In the Press

TECH WEEKLY Tremendous Get into it KINGSCROWD NS

SHOW MORE

Meet Our Team



Nathan Tahbaz

CEO & President

Nathan is a space nerd with experience in management, systems, rapid prototyping, manufacturing, and project management. He has a Bachelor's degree in Mechanical Engineering and is also finishing a Master's program in Space Systems Engineering.



Monica Traupmann

COO & Vice President

Monica is an explosions enthusiast with thruster design experience as an intern for NASA's Marshall Space Flight Center. She currently works for Army Futures Command DEVCOM AC on novel rocket technology. She graduated with a Bachelor's degree in Chemical Engineering and a Master's degree in Mechanical Engineering.



Dakota Van Deursen

CFO & Treasurer

Dakota is passionate about learning how complex systems work together - both technically and socially. He weaves experience with STEM in the workplace into his personal history in finance management and peer governance. He holds a Bachelor of Engineering in Chemical Engineering and a Master of Science in Materials Science & Engineering.



William Skwirut

CTO

Will's background includes designing, manufacturing, and testing fluid control components and systems. He also has experience in numerical analysis, CFD, and FEA. He currently works on valve technology at Valcor. Will has both Bachelor's and Master's degrees in Mechanical Engineering, specializing in Fluids, Thermal, and Energy.



Benjamin Iofel

CIO

Ben has extensive experience in software development, embedded programming, and Linux. He is a software engineer at Flow, and helps bring the startup culture and experience to Hudson Space Systems. He graduated with a Bachelor's degree in Computer Science.



Cole Yarbrough

Avionics Engineer

Cole is a lifelong maker and electrical / computer engineer who has worked on space projects both small and large: from communicating with the ISS to launching a high-altitude balloon. He leads the development of avionics hardware for our suborbital launch platforms and holds a Bachelor of Engineering degree in Computer Engineering.

Offering Summary

Company	C P Rocketry Inc.
Corporate Address	1400 Adams St, Hoboken, NJ 07030
Offering Minimum	$9,999.25
Offering Maximum	$3,499,999.70
Minimum Investment Amount (per investor)	$249.73

Terms

Offering Type	Equity
Security Name	Class B Non-Voting Common Stock
Minimum Number of Shares Offered	8,695
Maximum Number of Shares Offered	3,043,478
Price per Share	$1.15
Pre-Money Valuation	$12,639,032.45

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Perk 1: $500

Limited Edition Hudson Space Systems Tee

Our talented graphics team is whipping up a special design, just for StartEngine investors!

Perk 2: $5,000

Go to Space!

Well.... technically. Your name will be emblazoned on one of our first-generation launch vehicles, and if all goes well your name will travel to space!

Perk 1

Perk 3: $10,000

5% Bonus Shares

Hudson Space Hoodie

The startup hoodie is a rare commodity. So far, these ultra-soft zip-ups have only been bestowed upon our core team. Don one and join us!

Perk 1 & Perk 2

Perk 4: $20,000

10% Bonus Shares

Loop Quantum Model

Hold a piece of our history in your hand! Each model of our orbital manufacturing platform is hand-made by the team. The model is supported by a section of aerospace-grade stainless steel, recycled from our first launch vehicle prototype.

Perk 1, Perk 2, & Perk 3

Perk 5: $50,000

Launch Invite

15% Bonus Shares

Join the team for a launch! Live and in-person, it's an unforgettable experience. This is your chance to join the team and be a part of our core mission, sending science to space!

Perk 1, Perk 2, Perk 3, & Perk 4

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Hudson Space Systems will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $1.15 / share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $115. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Travel and Entertainment".

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

We are Hudson Space Systems; a company focused on making research in space more accessible and affordable. With our Microgravity-as-a-Service platform, researchers could design an experiment, pick a launch date, blast off, learn, and repeat.

Our company was jumpstarted by a University senior design project, where we raised the funds needed to prototype our first rocket! Since then, we've been joined by a team of Senior Advisors, with experience in aerospace and business growth. Together, we build rockets!

We've noticed that there are dozens of experiments orbiting in space right now, sent by companies like Merck— Novartis— and Goodyear. Why?

Free from gravity, researchers can focus on the variables that matter.

Imagine what scientific leaps might be within reach if any drug manufacturer, chip fabricator, or university researcher could innovate in space!

But getting to space is very expensive, and rides are hard to come by.

Our Microgravity-as-a-Service model seeks to offer affordable and regular access to space. Our reusable rocket aims to provide customers with 3 minutes of microgravity. That's 18 times longer than what we can do on Earth AND it comes without the super high costs necessary for astronauts to experiment in orbit!

Our patent-pending engine was designed to replace current engines -- that are more complicated and expensive -- with a few rapidly 3D-printable parts.

Coupled with cutting-edge, carbon-fiber tanks and our simplified fuel system, our approach yields a competitively-priced rocket that can be launched quickly, recovered easily, and fully re-used for the next month's launch.

We've already built and begun testing of our first-generation prototype with proceeds from a previous round of funding. We plan to increase payload capacity tenfold with our second-generation vehicle. Over the next 5 years, we aim to grow and develop our fleet further to give our customers more control.

We plan to refine our rocket, power our engine tests, grow our team, and engage potential customers in the corporate and research university sectors.

Hudson Space Systems plans to offer the quickest, most affordable way to do research in space. We want to make science happen faster.

Don't you?

Invest in a new space... Hudson Space Systems...

SOURCES:

1 http://spaceref.com/news/viewpr.html?pid=54985

2 https://www.novartis.com/stories/from-our-labs/mice-space

3 https://www.issnationallab.org/ar2017/nontraditional-users-and-the-future-space-economy/
4https://www.google.com/url?
sa=t&rct=j&q=&esrc=s&source=web&cd=&cad=rja&uact=8&ved=2ahUKEwj
s4bjL_KPrAhXMMd8KHV8JBUMQFjAGegQIBhAB&url=https%3A%2F%2Fwww.nationalacademies.org%
2Fevent%2F03-28-2017%2Fdocs%2FDDF25EDD6958C4A0307FD45FD497F84AE6929A56CFAF&usg=
AOvVaw1j0rzndDJV2fj5zYwNtoAp

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.